UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           Notification of Late Filing

(Check one) :    [ X ] Form 10-K        [   ] Form 11-K          [   ] Form 20-F
                 [   ] Form 10-Q        [   ] Form N-SAR

For the Period Ended:               January 1, 2000
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[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.   PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


                        PART I--Registration Information

Full name of registrant:            Axiohm Transaction Solutions, Inc.

Former name if applicable:

Address of principal executive office:      1787 Sentry Parkway West

City, State and ZIP Code                    Blue Bell,  PA  19422


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The  accountant's  statement  or other  exhibit  required  by  Rule
         12b-25 (c ) has been  attached if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached Extra sheets if needed)

         On November 8, 1999 the Company announced that the U.S. operations and its Subsidiaries (inclusive of Axiohm Transaction Solutions Inc.; Axiohm IPB Inc.; Cognitive LLC, Stadia Colorado Corp. and Cognitive Solutions Inc.) filed the Voluntary Case for protection under Chapter 11 of Title 11 of the United States Bankruptcy code in the State of Delaware. The Company filed the request for relief on the basis that cash flow generation from operations is not sufficient to support the working capital requirements, as well as the ability to support interest payments under the Company's Credit Facility.

         On February 25, 2000 the Company filed the first amended disclosure statement, as modified, pursuant to section 1125 of the United States Bankruptcy Code to the first amended plan of reorganization, as modified of Axiohm Transaction Solutions, Inc.; Axiohm IPB Inc.; Cognitive LLC, Stadia Colorado Corp. and Cognitive Solutions Inc.

         The Plan provides for, among other things, (1) the issuance and pro rata distribution of New Senior Term Notes and New Warrants to the holders of Credit facility Secured Claims, (2) the issuance and pro rata distribution of 100% of the New Common Stock to holders of general unsecured claims, including the holders of the Sub-Notes, and (3) the execution of a Contingent Payment Agreement under which holders of ATS' Old Common Stock could possibly receive a cash payment upon a future public offering, a sale of all or substantially all of the New Common Stock of Reorganized ATS or the sale of all or substantially all of Reorganized ATS' assets within five years of the Effective Date of the Plan.

         The Debtors intend to seek confirmation of the Plan, and to effectuate its consummation. However, both confirmation and consummation of the Plan are subject to material conditions precedent, which conditions precedent are described in Section VI of the disclosure statement referenced above. There can be no assurance that these conditions will be satisfied. The hearing on confirmation of the plan is scheduled to take place on April 20, 2000 at 9:30 a.m.

         The Company has determined it needs an additional period of time not to exceed the fifteenth calendar day following the prescribed due date of March 31, 2000, to determine the impact of the above mentioned Chapter 11 proceedings as to the nature and materiality effect on the Company's financial statements.

                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

               Stuart Groom              (215)                591-0315
          ----------------------------------------------------------------------
                 (Name)              (Area Code)        (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                      [ X ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                          Twelve Months Ended
                                            January 1, 2000     January 2, 1999
                                            ---------------     ----------------
           Net Sales                             $204,494,000       $231,011,000

           Gross Margin                            57,730,000         80,082,000
           Total operating expenses                96,126,000         90,616,000
           Loss from Operations                    38,396,000         10,534,000
           Net loss                               $56,770,000        $30,937,000
           Net loss per share                           $8.71              $4.75

         Loss from operations for the twelve months of 1999 was $38.4 million compared to a loss of $10.5 million for the same period of 1998. The increase in losses from the current period versus the prior is primarily housed within gross margins. The decrease is directly correlated to decrease in sales volumes and a decrease in average selling prices for transaction products worldwide, coupled with a change in product mix. The newer products have higher initial costs due to a production learning curve, and the cost of new technology. The Company has experienced delays in the transition of entering new products to market. Additionally, the company has experienced an increase in operating expenses principally due to severance-related payments, as well as increased professional fees associated with the evaluation of the financial structure of the Company, and bankruptcy filing. The Company has incurred approximately $4.6 million during 1999 relating to fees associated with the restructuring and bankruptcy proceedings.


                       Axiohm Transaction Solutions, Inc.
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                (Name of registrant as specified in its charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:      April 1, 2000                       By:   /s/ Stuart Groom
           -------------------                    --------------------------
                                                    (Stuart Groom)
                                                     Vice President of Finance